SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                            For the month of October


                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands
                                (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                Form 20-F _____X_____ Form 40-F ___________


        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b)
                   under the Securities Exchange Act of 1934.)


                       Yes _____________ No____X_______



       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)


                Schedule of Information Contained in this Report:

      1. The English language press release of Van der Moolen Holding N.V.
        dated October 9, 2006 announcing that Van der Moolen anticipates a significant decline of third quarter 2006 revenues.

Van der Moolen Anticipates a Significant Decline of Third Quarter 2006 Revenues


    AMSTERDAM--(BUSINESS WIRE)--Oct. 8, 2006--Van der Moolen announces that, based on current information, it anticipates reporting a significant decline of consolidated revenues compared to the second quarter of 2006. This reduction is mainly caused by an approximate 30% decline in VDM Specialists USA's principal trading revenues (dollar value) compared to the previous quarter.

    The developments in the USA, including the outsourcing of clearing activities, have resulted in a reduction of staff. Related severance payments are estimated to negatively affect net income for the third quarter by approximately EUR 0.4 million.

    As a result of abovementioned factors Van der Moolen anticipates a net loss attributable to common shareholders for the third quarter 2006.

    In the light of the developments in the USA the board has decided that an impairment test will be performed on the intangible assets allocated to this entity. The impairment test will be performed in due consultation with external advisors.

    On October 6, 2006, the New York Stock Exchange started the implementation of the Hybrid Market trading system (Phase III). According to the New York Stock Exchange, the full roll-out of this system is expected to be finalized prior to year end. As a result of the change in the trading system, Van der Moolen anticipates further staff reductions.

    These figures are preliminary estimates.

    For more information about Van der Moolen, please visit www.vandermoolen.com or contact Investor Relations/Corporate
Communications, telephone +31 (0)20 535 6789.

    Van der Moolen trades on the leading US and European equity, option and fixed income exchanges. The group trades in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of nearly 11% of transaction volume for which it acts as specialist. Van der Moolen's traders worldwide execute an average of 100,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen's shares are listed on Euronext Amsterdam (VDMN.AS). American Depositary Receipts (ADRs) representing Van der Moolen shares are listed on the NYSE (VDM).

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.


    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             +31 0 20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        VAN DER MOOLEN HOLDING N.V.

        Date: October 9, 2006           By: /s/ Richard E. den Drijver
                                           ---------------------------
                                           Richard E. den Drijver
                                           Chairman of the Executive Board


                                        By: /s/ Leo J. Pruis
                                           ---------------------------
                                           Leo J. Pruis
                                           Chief Financial Officer
                                           Member of the Executive Board


                                        By: /s/ Casper F. Rondeltap
                                           ----------------------------
                                           Casper F. Rondeltap
                                           Member of the Executive Board